Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001

VIA EDGAR

August 1, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C 20549-7010

RE:	Goldcorp Inc. [“the Company”] Form 40-F for Fiscal Year Ended December 31, 2011 Filed April 2, 2012 Comment Letter Dated July 3rd, 2012 File No. 001-12970

Dear Ms. Jenkins:

Thank you for your comment letter dated July 3, 2012. To facilitate your review, each numbered comment in the letter is set forth below in bold type and our corresponding response appears below it in ordinary type.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.3 Audited Annual Financial Statements for the Years ended December 31, 2011 and 2010

Defined Benefit Plans

1. We note on page 11 that upon adoption of IFRS you elected to recognize the cumulative effect of actuarial gains and losses on defined benefit pension plans in retained earnings as of January 1, 2010, and on page 74 that this resulted in an adjustment of $3 million in opening retained earnings at January 1, 2010. Please tell us why you do not include disclosure of your defined benefit plans in the footnotes to your financial statements, pursuant to IAS 19.

Response:

Following transition to IFRS, the net pension liability for the Company’s defined benefit pension plans as at January 1, 2010, December 31, 2010 and December 31, 2011, were $3 million, $4 million and $3 million respectively. These amounts comprised less than 0.5% and 0.3% of total liabilities and net earnings, respectively, for each of those annual reporting periods and were not material to the Company. The decision to omit the IAS 19 disclosures was therefore based on the Company’s considerations of note disclosures which would be considered useful and material to the readers of the financial statements in aiding an assessment of the Company’s performance. The Company had considered the inclusion of the defined benefit pension disclosures in its annual filings prior to the transition to IFRS, however due to the immaterial balance of the defined benefit pension plans, the decision to omit this disclosure was based on this assessment of materiality, rather than the transition to IFRS. To the extent the Company’s defined benefit pension plans become material to the financial statements in future periods, the required IAS 19 disclosures will be included in the Company’s annual financial statements.

First-Time Adoption of IFRS, page 10

2. We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1, that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.

Response

Of the four mandatory exceptions, two were applicable to and complied with by the Company upon transition to IFRS. These two exceptions had no impact on the Company’s financial information at the date of transition; therefore there were no disclosures for reconciling items of IFRS 1 exceptions included in the Company’s IFRS 1 note disclosures. The two exceptions applicable to the Company were:

1) IFRS 1.14 to 1.17, Estimates

IFRS 1 requires estimates under IFRSs at the date of transition to be consistent with estimates made for the same date under previous GAAP, after adjustments to reflect any difference in accounting policies, unless there is objective evidence that those estimates were in error. When restating the opening balance sheet to IFRSs, an entity may be in possession of information about estimates it made under previous GAAP that was not available at the time those estimates were made. IFRS 1 requires the receipt of such information to be treated in the same way as non-adjusting events after the reporting date under IAS 10 Subsequent events. The Company has complied with the above mandatory exception. Previous estimates made under Canadian GAAP have not been revised upon adoption of IFRS at January 1, 2010. New estimates recognized in accordance with IFRS were disclosed in the IFRS 1 reconciliation note, for example, the fair value of the reclamation obligation on application of IFRS which was an appropriate new estimate as disclosed in Note 35(b) in the Company’s annual filing.

As the application of changes in estimates is prospective, the absence of the mandatory exception would have had no impact on the Company’s financial statements as at the date of transition.

2) IFRS 1 – Appendix B7, Non-controlling Interests

Certain requirements of IAS 27 – Consolidated and separate financial statements must be applied prospectively from the date of transition to IFRS. Retroactive application is not permitted. These requirements relate to:

(a)	Attribution of total comprehensive income to non-controlling interests even if this results in the non-controlling interests having a deficit balance;

(b)	Accounting for changes in the parents ownership interest in a subsidiary that do not result in a loss of control; and

(c)	Accounting for loss of control over a subsidiary and the related requirements of IFRS 5.

If IFRS 3 – Business combinations is applied retrospectively to past business combinations, an entity shall also apply IAS 27 including the above requirements from that date forward.

The Company did not apply IFRS 3 to business combination transactions prior to January 1, 2010. Therefore the requirements of IAS 27 have been applied from January 1, 2010 onwards, consistent with the prospective application of IFRS 3 beginning January 1, 2010. Had the Company elected to apply IFRS 3 retrospectively, there would have been no impact to the non-controlling interests balance at January 1, 2010 as the requirements set out in (a)-(c) above were not applicable to the Company’s non-controlling interest.

Note 3. Significant Accounting Policies, page 11

(n) Mining Interests, page 17

Recognition, page 18

Costs Incurred During Production, page 19

3. We note your disclosure here that capitalization of costs incurred ceases when the mining property has reached operating levels intended by management; and on page 20 that operating levels as intended by management for a mining property are considered to be reached when operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. We further note on page 28 that the results of operations of the Company during the periods presented in these audited consolidated financial statements have been impacted by management’s determination that its Peñasquito mine reached the operating levels intended by management on September 1, 2010.

Response:

a. Tell us when the Peñasquito mine was capable of operating in the manner intended by management, and explain to us in sufficient detail how you determined this date.

The Company determined that Peñasquito was capable of operating in the manner intended by management on September 1, 2010.

In making this determination, the Company considered the following:

•

Application of the framework used in previous mine start-ups as outlined in correspondence with the Securities Exchange Commission dated August 3, 2006 and related to the Company’s December 31, 2005 financial statements;

•	As a Canadian GAAP / IFRS difference does not exist, the framework established under Canadian GAAP continues to be relevant;

•

International Accounting standard – IAS 16.20 which states that the recognition of costs in the carrying amount of an item of property, plant and equipment ceases when the item is in the location and condition necessary for it to be capable of operating in the manner intended by management;

•

That the criteria outlined below for Operating levels intended by management, were set at levels below “full capacity” to support the IAS 16.20 criteria of “capable of operating in the manner intended by management”; and

•

Existing IFRS guidance does not have anything that is directly applicable. Therefore, the Company makes reference to PricewaterhouseCooper’s IFRS publication ‘Financial Reporting in the Mining Industry’ which states that “The cut-off point between development activity and production activity is determined by whether the asset is ‘available for use’. For mining entities this is accepted to be when commercial levels of production are achieved….Determining when commercial production has been achieved is not straightforward….and may be based on a range of criteria, such as nominated percentage of design capacity for the mine and mill, mineral recoveries at or near expected levels and the achievement of continuous production or other output.”

Consistent with historic Company filings and industry practice as described above, the Company established a framework in the context of IFRS with respect to the primary factors required to determine the completion of operational commissioning of major mine and plant components which, once achieved, would demonstrate that commercial production had begun and the mine was capable of operating in the manner intended by management. Determining the parameters for commencement of commercial production and when the mine is capable of operating in the manner intended by management is mine-specific and involves cross-sectional consultation, including accountants, engineers and metallurgists. The Company’s accounting policy for assessment of commercial production is disclosed on Page 20 of the notes to the financial statements as follows:

Operating levels intended by management are considered to be reached when operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time and there are indicators that these operating results will be continued. Other factors include one or more of the following:

•	A significant portion of plant/mill capacity is achieved;

•	A significant portion of available funding is directed towards operating activities;

•	A pre-determined, reasonable period of time has passed; or

•	A development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved.

With respect to the application of the above criteria to the Company’s Peñasquito mine, the Company set the following criteria for assessment of completion of operational commissioning in September 2009 approximately 12 months prior to commissioning and monitored the criteria established on a quarterly basis:

1.	Operational commissioning of major components, including the two sulphide processing lines (“Line 1 and Line 2”) for a combined processing throughput of 100,000 tonnes of ore per day (“tpd”) when fully operational and the crusher, ball mills, floatation circuit, and filter plant constructed to specifications supporting throughput of 100,000 tpd.

2.	The following were primary factors which were significant to the technical and financial performance of the plant and therefore were considered in assessing whether or not consistent results were being achieved:

Factor	Design / Target	Recommended Level / Variance
Mining Operation	Ore feed rate with Waste stripping	The mine should be capable of sustaining the ore feed rate to the mill(s)
Process Throughput	100,000 tpd	70% of target average over 1 month
Recovery	Multiple Metals	Exceed 90% of target based on rock-type
Concentrate Production	Lead and Zinc	Both concentrates should be being produced routinely
Concentrate Quality	Multiple Metals	Exceed 95% of minimum specification
Tailing Deposition	Stable, contained	Process residue must be appropriately contained

3.	Passage of time: The operating results above, need to be achieved consistently, absent any intermittent, disrupting factors, and for a ‘reasonable’ amount of time and this period of time should be such that it indicates that the results are ‘sustainable’.

4.	A significant portion of available funding is directed towards operating activities. Construction of the mining and milling infrastructure should be substantially complete at this stage. This threshold would be met when costs are primarily operating rather than construction activities. With mechanical completion, an assessment of whether subsequent cash outflows are either producing positive cashflow, or within a reasonable range of being cashflow positive and exhibits signs that with expected ongoing refinements will become positive.

Comparison of Actual Results to Criteria

The criteria with respect to commencement of commercial production and when the mine is capable of operating in the manner intended by management were met in September 2010, three months after mechanical completion of Line 2 as outlined below.

1.	Operational commissioning of major components: Line 2 was the final major component required to reach Peñasquito’s capability to achieve full operational capacity of 100,000 tpd.

The following considerations indicated that operational commissioning of other major components was principally complete at June 30, 2010.

•

The commissioning sequence for Line 2 commenced in early June, which included successive tests involving running mills with water, with 50% of the load for 48 hours, and with 100% of the load for 48 hours. The 100 tonne load test was completed on June 14, 2010 for the Line #2 SAG Mill and both ball mills. Following successful completion of these tests, the final commissioning step of 30 days at 100% load commenced on June 18, 2010.

•	Equipment turnover from the construction team to operations for key operating areas of the Line 2 plant (reclaim, grinding, flotation) were principally complete as of June 30, 2010.

•	As of July 5, 2010, 682,000 tonnes had been processed through Line 2 indicating that no major components remained incomplete or inoperable.

To ensure commercial production and the mine was capable of operating in the manner intended by management, it was important that the all aspects of the operational cycle were working and that the primary factors significant to the plant in achieving technical and financial performance were also considered. The most significant of which remained outstanding and related to Process Throughput (see table below), which was achieved on September 3, 2010.

2.	Primary factors to achieve technical and financial performance of the plant:

Factor	Design / Target	Recommended Level / Variance	Assessment
Mining Operation	Ore feed rate with Waste stripping	The mine should be capable of sustaining the ore feed rate to the mill(s)	Average sulphide mining rate sufficient to meet the 100,000 tpd mill throughput, and was 93,000 tpd from June 18 –July 4, 2010. Waste stripping was exposing ore feed as at June 30, 2010.
Process Throughput	100,000 tpd	70% of target average over 1 month	30 day test began on June 18, 2010. On September 3, 2010 the plant achieved 70,224 tpd, measured on the 30-day daily average, and continued to maintain an average in excess of the 70,000 tpd during subsequent days in September.
Recovery	Multiple Metals	Exceed say 90% of target based on rock-type	Recoveries consistently exceeded the 90% threshold of start-up targets.
Concentrate Production	Lead and Zinc	Both concentrates should be produced routinely	Both concentrates were produced routinely from Lines 1 and 2 during the month of September 2010.
Concentrate Quality	Multiple Metals	Exceed 95% of minimum specification;	All concentrate produced to September 1, 2010, with the exception of 2000 tonnes of lead concentrate, met or exceeded specifications.
Tailing Deposition	Stable, contained	Process residue must be appropriately contained	100% of process residue appropriately contained as at September 1, 2010.

3.	Passage of time: A period of below threshold production (i.e. the pre-production period) of between 3 to 6 months is a reasonable period of time.

Commercial production beginning on September 3, 2010 would give rise to a pre-production period of 3 months (June to September). Management believes this is a reasonable period of time for pre-production.

4.	A significant portion of available funding is directed towards operating activities: Ramp-up and commissioning activities continued until well into the third quarter of 2010, with positive operating cashflow occurring from September 1, 2010 onwards.

Accordingly, management concluded that all the accounting criteria set out to determine the commencement of commercial production and when the mine was capable of operating in the manner intended by management were achieved subsequent to September 3, 2010 and the results in the December 31, 2010 consolidated statement of earnings of the Company include both the revenues and expenditures of operations of Peñasquito, effective September 1, 2010, as the results between this date and the date the throughput parameters were achieved were not material.

b. Describe to us the key differences between a mining property that is capable of operating in the manner intended by management and a mining property that has reached operating levels intended by management, both in general and as related to the Peñasquito mine.

As referenced above, determination of the point at which a mining property that is capable of operating in the manner intended by management is the date at which commercial production is achieved. This is based on a number of criteria and in the mining industry, typically commercial production is the date at which the mine has substantially reached the operating levels intended by management, which is not reaching “full capacity”. This is illustrated by the Peñasquito mine commercial production criteria above whereby commercial production was determined based on the mine meeting the criteria as noted above. The distinction between a mining property capable of operating in the manner intended by management and a mining property that has reached operating levels intended by management is that subsequent to meeting the pre-established criteria for commercial production the mine continues to demonstrate improving patterns of technical and operational metrics (i.e. average mill throughput, metal recoveries, etc…) such that target metrics or full capacity metrics are consistently achieved.

To clarify the Company’s accounting policy, the Company proposes to refine the existing note disclosure on page 20 in the Company’s future annual filings with the following in respect of when a mine is capable of operating at levels intended by management:

A mine is capable of operating at levels intended by management when

(i)	operational commissioning of major mine and plant components is completed,

(ii)	operating results are being achieved consistently for a period of time,

(iii)	there are indicators that these operating results will be continued, and

(iv)	other factors include one or more of the following:

i.	A significant portion of plant/mill capacity is achieved;

ii.	A significant portion of available funding is directed towards operating activities;

iii.	A pre-determined, reasonable period of time has passed; or

iv.	A development project significant to the primary business objective of the Company has been completed in terms of significant milestones being achieved.

c. Tell us how your policy complies with IAS 16.20 which states that the recognition of costs in the carrying amount of an item of property, plant and equipment ceases when the item is in the location and condition necessary for it to be capable of operating in the manner intended by management; and costs incurred while an item capable of operating in the manner intended by management has yet to be brought into use or is operated at less than full capacity are not included in the carrying amount of an item of property, plant and equipment.

The Company believes that its policy does comply with IAS 16.20, as costs are capitalized as part of the carrying value of mining interest to the date when it is determined that a mine is capable of operating in the manner intended by management. Thereafter, the revenues and expenditures of operations are included in the consolidated statement of earnings. The refinements suggested to our note disclosure to be included in the Company’s future annual filings as noted in 4(b) above for the criteria to determine that a mine is capable of operating in the manner intended by management helps to clarify how the Company’s policy complies with IAS 16.20.

Measurement, page 19

Depletion, page 19

4. We note that under the unit-of-production method (IFRS), depletable costs are multiplied by the number of ounces produced divided by the estimated recoverable ounces contained in proven and probable reserves and a portion of resources. We further note in your December 31, 2010 Form 40-F that under the unit-of-production method (Canadian GAAP), the denominator was the estimated recoverable ounces contained in proven and probable reserves at the related mine. It appears to us that you have changed your depletion policy upon adoption of IFRS. Please advise us of the following:

Introduction

The Company transitioned from Canadian GAAP to IFRS on January 1, 2010 with no changes to the denominator used under the unit-of-production depletion method, which comprised of the estimated recoverable ounces contained in proven and probable reserves at the related mine. The inclusion of resources in the denominator of the unit-of-production calculation commenced subsequently on January 1, 2011, as better information became available. Depletion is determined on a site by site basis and the inclusion of resources only impacted certain sites (primarily underground mining operations given the lack of reliable reserve data due to exploration constraints resulting from mining at depth) and was based on better geological information arising from more experience with its mining properties and the Company’s historic ability to convert resources to reserves. Therefore, the inclusion of a percentage of resources in the denominator of the unit-of-production calculation was not a change in accounting policy but rather a change in accounting estimate. The Company’s mining properties had been either acquired through a series of transactions or constructed over the past six years and as a result, information did not exist with sufficient history, accuracy, and reliability to allow the Company to determine an appropriate percentage of resources to include in its estimated recoverable ounces until the beginning of 2011.

The Company makes reference to paragraph 60 of IAS 16—Property, Plant and Equipment whereby “the depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity”. The Company considers that the inclusion of resources for certain sites where there is a high confidence level of conversion to reserves provides greater accuracy to the calculation of the consumption of future economic benefits for those mining interests, consistent with the guidance provided by IAS 8—accounting policies, changes in accounting estimates and errors which states:

32 As a result of the uncertainties inherent in business activities, many items in financial statements cannot be measured with precision but can only be estimated. Estimation involves judgments based on the latest available, reliable information. For example, estimates may be required of:

(a)	bad debts;

(b)	inventory obsolescence;

(c)	the fair value of financial assets or financial liabilities;

(d)	the useful lives of, or expected pattern of consumption of the future economic benefits embodied in, depreciable assets; and

(e)	warranty obligations.

Furthermore, IAS 8.35 notes that where it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in accounting estimate. Therefore, the Company accounted for the change to the depletion base as a change in estimate and was accounted for on a prospective basis in accordance with IAS 8.36.

a. Tell us the percentage and amount of any measured, indicated and inferred resources that you include in the depletion base under IFRS.

As at January 1, 2011, when the change in estimated recoverable ounces was applied, the amount of resources included in the depletion base was $87.0 million, which comprised approximately 1% of the total reserve and resource cost base of $9.8 billion reflected in Note 16 of the Company’s December 31, 2011 consolidated financial statements.

b. Provide us with a comprehensive analysis between Canadian GAAP and IFRS with respect to the use of other than proven and probable reserves to determine the useful life of your mines.

There is no specific guidance provided by IFRS with respect to the use of other than proven and probable reserves to determine the useful life of mines. Rather guidance is provided by paragraph 60 of IAS 16—Property, Plant and Equipment whereby “the depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity”. Canadian GAAP has similar requirements as set out in HB.3061 – Property, plant and equipment paragraph 16, whereby “amortization shall be recognized in a rational and systematic manner appropriate to the nature of an item of property, plant and equipment with a limited life and its use by the enterprise.”

There is therefore no difference between the requirements of Canadian GAAP and IFRS with respect to the use of other than proven and probable reserves to determine the useful life of the Company’s mines. Rather, the use of other than proven and probable reserves is dependent on whether the inclusion of resources in the estimated recoverable ounces provides greater accuracy of the recognition of the consumption of future economic benefits.

Furthermore, the Canadian Institute of Chartered Accountants and the Prospectors and Developers Association of Canada created the Mining Industry Task Force on IFRSs to share views on IFRS application issues of relevance to mining companies. The issue of how to determine the useful life of a mine is addressed in the Task Force’s August 2011 viewpoint publication which states that an entity typically determines the useful life of a mine based on the number of production units expected to be obtained from the mine, which may be estimated using … measured and indicated resources along with proven and probable reserves.

The inclusion of resources in determining the useful life of a mine is accepted in the mining industry and there is diversity in practice. As disclosed in Deloitte LLP’s comment letter to the Discussion Paper DP/2010/1 Extractive Activities issued by the International Accounting Standards Board, “….there is difference in approach in the industry, whereby some entities use a measure of reserves, others a measure of resources and others a mixture of both (e.g. reserves plus ‘high-confidence’ resources). In some cases, reserves are not proven at all, e.g. large scale coal operations or underground mines ‘open at depth’.”

It is industry practice that where inclusion of resources better reflects the consumption of future economic benefits, then this approach is considered to provide greater accuracy in the depletion estimate.

c. Explain to us in sufficient detail the basis for your conclusion to include portion of resources in your depletion base under IFRS and cite the authoritative guidance you now rely upon to justify this conclusion. In your response, also tell us how you considered the following factors for each type of resource in assessing the probability that such resources will be converted into reserves:

•	The Company’s history of converting resources into reserves;

•	The reasons for not undertaking the additional work to convert resources into reserves;

•	The type of deposit(s);

•	The closeness of the scheduled start of the work to convert resources into reserves;

•	The variations in the chemical or physical characteristics of the ore body, which may significantly affect whether it is economically viable to extract and process resources;

•	The Company’s preliminary assessment of the net present value of the resources and the sensitivity of that assessment to changes in key variables (e.g., commodity prices); and

•	The extent to which the resource is currently accessible or will require additional cost to access the resource.

The percentage of resources to be included in the estimated recoverable ounces of a mining property and depleted using the unit-of-production method is determined on a site by site basis using the latest life of mine models for each site and include considerations of the following factors:

•

The Company’s history of converting resources into reserves at each mine site as well as a maximum resource conversion percentage based on historical observation of resource conversions to provide a higher level of confidence to the probability of resource conversion;

•	The type of deposit(s) at each mine site; and

•	The geological characteristics of the ore body and its impact to the costs related to the access of the resources.

This process is undertaken in combination with the relevant mine site personnel and is part of the Company’s annual reserve and resource conversion process which produces the annual reserve and resource statement update that is filed on SEDAR and in compliance with National Instrument 43-101 requirements. The purpose of National Instrument 43-101 is to provide a summary of scientific and technical information concerning mineral exploration, development and production activities on a mineral property that is material to an issuer. This process relies on input from technical specialists meeting the credentials of a ‘qualified person’ with the ability to sign off on the Company’s reserve and resource statement. The resulting life of mine model referred to above also provides an assessment of the net present value of the reserve, resources and exploration potential of the mining property, against which, sensitivity to key assumptions is applied (i.e. commodity prices, foreign exchange rates, etc…).

The Company makes reference to the paragraphs 60 of IAS 16—Property, Plant and Equipment whereby “the depreciation method used shall reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity”. The Company considers that the inclusion of a percentage of resources in its estimation of recoverable ounces for certain sites where there is a high confidence level of conversion to reserves provides greater accuracy to the recognition of the consumption of future benefits. At sites where there is a lower confidence of conversion of resources or where production calculated in the life of mine models does not exceed the reserves, no resources are included in the estimated recoverable ounce for those sites.

d. Quantify for us the impact of this change in your depletion policy upon adoption of IFRS and tell us how you considered providing disclosure of this change and the corresponding effects under IFRS 1.

As clarified above, the inclusion of resources was not an IFRS transitional policy change, but rather a change in an accounting estimate, applied prospectively, effective January 1, 2011. The impact of this change in estimate on the depletion expense for the year ended December 31, 2011 was a decrease of $14 million.

The Company considered the impact of the disclosure on the financial results of the Company for the year ended December 31, 2011 and concluded that the amount was not material to the readers of the statements, comprising only a 2% decrease to the total depletion charge or 0.7% increase to net earnings for the year.

Note 24. Non-Current Provisions, page 51

Reclamation and Closure Cost Obligations, page 51

5. We note your disclosure on page 30 that the provision for reclamation and closure cost obligations represents management’s best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. We further note your disclosure on page 51 that fiscal 2011 and 2010 accretion expense was determined using an effective weighted discount rate of 5%.

Response:

a. Tell us the separate discount rates used to estimate the reclamation and closure cost obligations for your operating mines, inactive mines and development projects under IAS 37, whether the discount rates are pre-tax rates, and how you arrived at the effective weighted discount rate of 5%.

For the purposes of calculating the present value of obligations, the Company discounts the estimated future cash outflows using the risk free interest rate applicable to the future cash flows, being the 30-year US Treasury risk free rate for all sites, including operating, development and closed sites and which reflects the reclamation lifecycle estimated for those sites, except for those with a greater than 100-year reclamation lifecycle, to which a long-term risk-free rate is applied. The long-term risk free rate is based on global 100-year bonds. Risks associated with the liability are reflected by adjusting the estimated expected cash outflows. Therefore the discount rate does not include adjustments for risk, compliant with the requirements of IAS 37—provisions, contingent liabilities and contingent assets (“IAS 37”) paragraph 47:

“The discount rate (or rates) shall be a pre-tax rate (or rates) that reflect(s) current market assessments of the time value of money and the risks specific to the liability. The discount rate(s) shall not reflect risks for which future cash flow estimates have been adjusted”.

Estimates of costs are measured on a pre-tax basis therefore a pre-tax discount rate is used. As inflation is incorporated in the expected cash outflows, the discount rate used includes the effects of inflation (i.e. the risk-free rate is a ‘nominal’ discount rate).

For the year ended December 31, 2011, the Company applied a 30-year risk free rate of 2.9% to all sites with the exception of two sites with a reclamation lifecycle of greater than 100 years where a 5.2% risk-free rate was applied. Due to the significant liability associated with the 100-year reclamation sites, the weighted average of the two discount rates was 4.7%.

b. Further describe to us how you determine the discount rates for your mines and projects under IFRS, including your consideration of current market assessments of the time value of money and the risks specific to the liability of each mine or project.

Please refer to our answer to question 5a.

c. Tell us whether there were any differences in the source of the discount rates previously used to calculate the obligations under Canadian GAAP versus the discount rates now used under IFRS.

The source of the risk-free rate used under both Canadian GAAP and IFRS remains the same. As set out above, paragraph 47 of IAS 37 requires that the discount rate used to determine the present value of reclamation and closure cost obligations is the pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Credit risk is considered to be an inappropriate risk to reflect in the discount rate as the variability of costs does not depend on the specific credit rating of the Company. All other risks are reflected in the estimates of expected cash outflows; therefore the discount rate used by the Company is the US Treasury 30-year risk-free interest rate or the 100-year global bond rate, dependent on the reclamation lifecycle of the individual site.

Under Canadian GAAP, the Company’s credit-adjusted pre-tax risk-free rate is used.

d. Confirm to us that in future filings you will enhance your disclosure of how you determine the discount rates for your mines and projects under IFRS and provide to us a draft of the proposed disclosure.

The Company proposes to supplement the existing note disclosure on page 30 in the Company’s future annual filings with the following in respect of discount rates applied for the purposes of calculating the present value of future cash outflows related to the provision for reclamation and closure cost obligations:

For the purposes of calculating the present value of the provision for reclamation and closure cost obligations, the Company discounts the estimated future cash outflows using the risk free interest rate applicable to the future cash flows, which is the appropriate US Treasury risk free rate which reflects the reclamation lifecycle estimated for all sites, including our operating and inactive mines and development projects. For those with a greater than 100 year reclamation lifecycle, a long-term risk-free rate is applied.

For the year ended December 31, 2011, the Company applied a 30 year risk free rate of 2.9% to all sites with the exception of those sites with a reclamation lifecycle of greater than 100 years where a 5.2% risk-free rate was applied. The weighted average of the two discount rates was 4.7%.

Condensed Consolidated Statements of Earnings and Comprehensive Loss, page 75

6. We note that you have presented the results of San Dimas in net earnings from discontinued operations under IFRS in accordance with the criteria under IFRS 5. Please explain to us in sufficient detail the basis for your conclusion to present the results of San Dimas in net earnings from discontinued operations under IFRS, while not presenting as discontinued operations pursuant to CICA Handbook Section 3475 under Canadian GAAP.

Response

Canadian GAAP S.3475—Disposal of Long-lived Assets and Discontinued Operations requires that the operations and cash flows of the component have been, or will be, eliminated from the ongoing operations of the entity as a result of the disposal transaction. It precludes the reporting entity from having any significant continuing involvement in the operations of the component after the disposal transaction. IFRS 5—Non-current Assets Held for Sale and Discontinued Operations does not contain this requirement.

As part of the consideration for the disposal of the San Dimas assets, the Company received a 35% interest in the acquiring entity, Primero Mining Corp. (“Primero”), as well as representation on the Board of Primero. The San Dimas mine is Primero’s only operating mining asset. Further, as part of the disposal Goldcorp provided guarantees to third parties for the silver purchase agreements assumed by Primero as part of the sale. As a result, the Company was assessed to have significant continuing involvement with the San Dimas assets subsequent to the transaction and the requirement for presentation as discontinued operations under Canadian GAAP was not met.

IFRS 5 specifies that:

A discontinued operation is a component of an entity that either has been disposed of, or is classified as held for sale, and

(a)	represents a separate major line of business or geographical area of operations;

(b)	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

(c)	is a subsidiary acquired exclusively with a view to resale.

A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. In other words, a component of an entity will have been a cash-generating unit or a group of cash-generating units while being held for use.

The Company’s San Dimas assets, which were previously disclosed under Canadian GAAP by the Company as a separate reportable segment, met the definition of a component with clearly distinguishable operations and cash flows. Further, in July 2009, the IASB Board agreed that the definition of “major line of business” should be based on reportable segments. Therefore the San Dimas mine met criterion (a) above, resulting in the Company’s San Dimas operations being presented as a discontinued operation under IFRS in the Company’s December 31, 2011 financial statements.

*            *             *

In addition to our responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

GOLDCORP INC.

Lindsay Hall

Executive Vice President and Chief Financial Officer

cc:	James Barron
Deloitte & Touche LLP

John Koenigsknecht and David Stone

Neal, Gerber, and Eisenberg LLP